UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
 (Amendment No.  1)*

BRAZIL MINERALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

105861108
(CUSIP Number)

November 16, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
 Page 1 of 4 Pages

CUSIP NO. 105861108	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Peter Kristofer Goldy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

	5	SOLE VOTING POWER: 1,101,818,182

NUMBER OF

SHARES	6	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER: 1,101,818,182
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,101,818,182

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.61%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP NO. 105861108	Page 3 of 4 Pages

The Statement on Schedule 13G filed by Peter Kristofer Goldy on July 20, 2015 is amended to read in its entirety as follows:

Item 1(a)	Name of Issuer: Brazil Minerals, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices: Rua Vereador João Alves Praes, nº 95-A, Olhos D'Água, MG 39398-000, Brazil.

Item 2(a)	Name of Person Filing: Peter Kristofer Goldy

Item 2(b)	Address of Principal Business Office or, if None, Residence: 9903 Santa Monica Blvd., Suite 187, Beverly Hills, California 90212.

Item 2(c)	Citizenship: U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 105861108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: N/A

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned: 1,101,818,182

Item 4(b)	Percent of Class: 8.61%

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	1,101,818,182
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,101,818,182
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 105861108	Page 4 of 4 Pages

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.
Certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 16, 2016
(Date)

By: _/s/ Peter Kristofer Goldy
       Peter Kristofer Goldy